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Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Preliminary Merger Proxy Statement/Prospectus on Form N-14 (File No. 333-161764) (the “Form N-14”) filed on September 4, 2009
     Dear Mr. Greene:
     We are submitting this letter to respond to comments orally issued by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on October 7, 2009 regarding the Form N-14, which includes the preliminary merger proxy statement of Patriot Capital Funding, Inc. (“Patriot”) therein, filed by Prospect Capital Corporation (“Prospect”) with the SEC on September 4, 2009 in connection with the proposed merger of Patriot with and into Prospect.
     Prospect and Patriot have considered your comments and have authorized us to make on their behalf the responses and amendments to the Form N-14 discussed below. These changes have been reflected in Pre-Effective Amendment No. 1 to the Form N-14. For ease of reference, the Staff’s comments are set forth below in italics and are followed by the responses of Prospect and/or Patriot. The captions and page numbers we use below generally correspond to those used in the Form N-14. Any capitalized terms used but not defined in this letter have the meaning given to them in the Form N-14.

Mr. Larry Greene
October 12, 2009

General
Comment:
1.	In the event that Prospect requests acceleration of the effective date of the Form N-14 and/or Patriot requests clearance to mail the merger proxy statement contained therein to its stockholders, each of Prospect and Patriot should provide the standard representation to the Staff that they will not use the SEC’s comment process as a defense in any securities related litigation against them.

Response: Your comment is noted. Upon Prospect requesting acceleration of the effective date of the Form N-14 and/or Patriot requesting clearance to mail the merger proxy statement to its shareholders, each company will acknowledge that: (1) each is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (3) neither company may assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Comment:
2.	Please accompany any future amendments to the Form N-14 with a cover letter or other letter identifying the individual(s) to whom the SEC Staff may contact regarding questions pertaining to the Form N-14.

Response: Your comment is noted.
Comment:
3.	Please include the table required by Item 4(b) of Form N-14.

Response: In response to your comment, we have included a Pro Forma Capitalization Table on page 68 of Amendment No. 1 to the Registration Statement on Form N-14.
Comment:
4.	Please add disclosure in the Form N-14 clarifying the fact that Patriot’s separate existence will cease upon completion of the merger and that, in conjunction therewith, it will have to take certain steps to deregister under the Securities Exchange Act of 1934 and withdraw its election to be regulated as a business development company under the Investment Company Act of 1940.

Response: We have revised the section entitled “The Merger Proposal” to include a new paragraph that discusses the fact that, following the merger, Patriot will cease to exist as a separate entity and will delist its securities, deregister unsold

Mr. Larry Greene
October 12, 2009

securities and withdraw its election to be treated as a business development company.
Comment:
5.	Please ensure that the Form N-14 contains appropriate disclosure relating to the services provided by Patriot to its shareholders (e.g., the availability of a dividend reinvestment plan) and the services provided by Prospect to its shareholders and highlight any services that will be lost.

Response: We have reviewed the Form N-14 and believe that the services provided by Patriot to its shareholders are comparable to the services provided by Prospect to its shareholders and that the disclosure is adequate on this point. In this vein we note that both Patriot and Prospect offer investors a dividend reinvestment plan.
Comment:
6.	Please file the consent of FBR Capital Markets & Co. as an exhibit to the Form N-14. Alternatively, please delete all references to FBR Capital Markets & Co. in the Form N-14. If you elect to file the consent of FBR Capital Markets & Co. as an exhibit to the Form N-14, please ensure that the disclosure required by Regulation S-X accompanies the discussion of FBR Capital Markets & Co. in the Form N-14.

Response: We respectfully note that FBR Capital Markets & Co. (“FBR”) is Patriot's financial advisor and is not an accounting or law firm whose consent is required to be filed as an exhibit to the Form N-14 pursuant to Item 16(11) or Item 16(12). The fairness opinion of FBR is being included as Annex B to Patriot's proxy statement to assist Patriot in satisfying its disclosure obligations under Delaware law and not because it is required pursuant to Section 7 of the Securities Act of 1933 and consequently, we do not believe that the consent of FBR is required to be filed as an exhibit to the Form N-14 pursuant to Item 16(14). Based on the foregoing, we do not believe that any additional disclosure regarding FBR is required pursuant to Regulation S-X.
Comment:
7.	Please include a copy of the legality opinion and tax opinion in a subsequent filing. We will review these opinions when they are filed and may have comments.

Response: Your comment is noted. The legality opinion and the tax opinion will be filed by amendment prior to seeking effectiveness of the registration statement on Form N-14.
Comment:.
8.	Please ensure that there is disclosure in the Form N-14 concerning the financial interests of Patriot’s executive officers and board of directors with respect to the merger.

Mr. Larry Greene
October 12, 2009

Response: We respectfully note that disclosure relating to the interests of officers and directors of Patriot with respect to the merger is included in the Summary Section on page 9 under the sub-heading, “Interests of Patriot’s Executive officers and Directors in the Proposed Merger” and under the same sub-heading on page 89 and in the risk factors under the heading “Certain executive officers and directors of Patriot have interests in the completion of the proposed merger that may differ from or conflict with the interests of Patriot shareholders” on page 22.
Comment:
9.	Please supplementally address whether the $3.2 million termination fee Patriot must pay to Prospect in certain circumstances is enforceable and whether such termination fee raises any issues under Section 36 of the Investment Company Act of 1940.

Response: We supplementally advise the Staff that termination fees of the type included in the Merger Agreement have regularly been upheld by Delaware courts and that the requirement that Patriot pay a termination fee in certain circumstances is but one of several provisions designed to ensure that the Patriot Board of Directors (the “Board”) will be deemed to have satisfied its fiduciary duties to Patriot’s shareholders in connection with the merger.

In short, the termination fee and so-called “fiduciary out” provisions of the Merger Agreement provide the Board with the flexibility to accept a “superior proposal” from a third party in certain circumstances in order to obtain for the Patriot shareholders the best value reasonably available to them. For these purposes, a “superior proposal” is generally defined as a legally binding, fully financed offer with minimal contingencies that is both reasonably certain of being completed and more favorable, from a financial perspective, to the Patriot shareholders than the Prospect proposal.

So long as certain substantive and procedural criteria are satisfied, the Board may elect to cause Patriot to pay a $3.2 million termination fee to Prospect, terminate the Merger Agreement, and enter into a definitive agreement with a third party who makes a superior proposal. The termination fee payable to Prospect is designed to compensate Prospect for its time and effort, legal and other fees and expenses, and lost opportunity to complete the transaction. However, notwithstanding that the termination fee would — mechanically — be paid by Patriot, the Merger Agreement requires that the third party bidder provide Patriot with a deposit in an amount equal to the termination fee. Thus, for all practical purposes the termination fee would be paid by the third party, not by Patriot, and payment of the termination fee would not impact the amount of consideration received by the Patriot shareholders.

Mr. Larry Greene
October 12, 2009

Termination fee provisions are common in merger agreements involving Delaware target companies, and the level of the termination fee ultimately agreed to by the parties (which represents approximately 3.7% of the equity value of the transaction as of the date of signing), is consistent with the level of termination fees that have withstood judicial scrutiny by the Delaware courts. For example, in analyzing the fiduciary duties of directors of Delaware corporations as it relates to termination fees, in recent years Delaware courts have upheld the following termination fees: 4.3% of the purchase price in In re The Topps Co. S’holders Litig. (Del. Ch. June 14, 2007); 3.75% of the purchase price in In re Toys “R” us, Inc. S’holder Litig. (Del. Ch. June 24, 2005); and 3.5% of the equity value of the target company in In re Lear Corp. S’holder Litig. (Del. Ch. June 15, 2007).

In the present case, the level of the termination fee, as well as the related “fiduciary out” provisions, were the subject of extensive negotiation between Patriot and Prospect. Had the Board not agreed to the termination fee required by Prospect, the Board would have been precluded under the Merger Agreement from accepting a third party offer that was superior to the Prospect proposal. The Board did not believe that such a complete “lock-up” was in the best interests of the Patriot shareholders. In addition, in approving the Merger Agreement (including the termination fee and the related “fiduciary out” provisions), the Board considered a number of other factors, including the following:
•	Patriot’s dire financial condition and the possibility that Patriot would run out of cash in the relatively near future unless a strategic partner was found;

•	the fact Patriot had publicly announced that it was evaluating strategic alternatives;

•	the extensive evaluation process undertaken by the Board in seeking those strategic alternatives;

•	the financial terms of the Prospect proposal;

•	the likelihood that the Prospect transaction would be consummated in a timely manner;

•	the opinion of Patriot’s financial advisor as to the fairness of the merger consideration; and

•	the terms of the other proposals submitted, particularly as to the consideration offered and the timing and certainty of closing.
In view of the foregoing, the termination fee agreed to by the Board is consistent with recent Delaware case law regarding the fiduciary duties of directors of Delaware corporations and, the Board believes, in light of all the facts and circumstances, is fair to, and in the best interests of, the shareholders of Patriot. As a result, the Company believes that the termination fee is enforceable and consistent with the fiduciary duties of the Board under Delaware law and Section 36 of the Investment Company Act of 1940.

Mr. Larry Greene
October 12, 2009

Comment:
10.	Please include a glossary to the Form N-14 setting forth the names of the entities that are mentioned throughout the Form N-14.

Response: We respectfully disagree that the abbreviations used in the proxy statement/prospectus are confusing to investors and require a Glossary. We believe that the inclusion of a Glossary would be counter to the Plain English rules promulgated by the Commission. In fact, Rule 421(b)(3) of Regulation C under the Securities Act of 1933 specifically directs registrants to:
avoid frequent reliance on glossaries or defined terms as the primary means of explaining information in the prospectus. Define terms in a glossary or other section of the document only if the meaning is unclear from the context. Use a glossary only if it facilitates understanding of the disclosure.
We believe that the defined terms used in the N-14 that relate to the various parties are all clear from their context since they include a part of their name or a variant relating to their name (i.e., Patriot, Prospect, FBR, Sutherland, BMO and Young Conaway). None of the parties are referred to by a generic description, such as Company or Acquiror. Other defined terms in the proxy statement/prospectus, such as RIC and BDC, are commonly understood terms that are not confusing to investors. The Plain English Handbook, on page 31, specifically states that widely understood industry terms (i.e., REIT) can safely be used without creating confusion to investors. We further note that the Staff has particularly found glossaries to be helpful in debt registration statements where a significant amount of disclosure revolves around numerous defined terms that come straight from an Indenture or some other document that defines the characteristics of the security being offered. Since Prospect is offering common stock to Patriot shareholders, we do not believe that the proxy statement/prospectus presents the same issues.
Comment:
11.	Please explain to us whether going concern disclosure or undertaking by Prospect is required. Also, please make sure that going concern issues regarding Patriot are adequately disclosed.

Response: We respectfully submit that the merger will not have any going concern effect on Prospect and therefore including such disclosure or undertaking is unnecessary. In this regard, it should be noted that Prospect’s current revolving credit facility does not mature until June 25, 2011 and that, after giving effect to the merger, Prospect’s debt to equity ratio will remain at less than 20%.

Mr. Larry Greene
October 12, 2009

Patriot believes that the Form N-14 currently contains adequate disclosure regarding Patriot’s going concern issues, including under “Risk Factors—Risks Related to Patriot—There is substantial doubt about Patriot’s ability to continue as a going concern,” “The Merger Proposal—Background of the Merger” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Patriot.”
Shareholder Letter
Comment:
12.	Please delete the reference to “state securities commissions” in the bolded boiler plate language in the last paragraph of the shareholder letter.

Response: The requested amendment has been made.
Questions and Answers About the Proposed Merger
Comment:
13.	Please include a question and answer discussing who will bear the costs related to the proxy statement and soliciting votes.

Response: We have revised the question and answer section in response to your comment to include disclosure relating to who bears the costs relating to the preparation of the proxy statement/prospectus and the soliciting of votes.
Comment:
14.	Please ensure that the questions and answers discussing the consideration that Prospect will pay in the merger make clear that the $115.7 million and $1.35 million payments relating to Patriot’s securitization credit facility will not be paid to shareholders and instead will be paid to Patriot’s lenders. Specifically, please consider revising the “What other consideration is Prospect paying in connection with the Merger” question and the related answer.

Response: The requested amendment has been made.
Comment:
15.	Please clarify what effect broker-non votes will have on a vote to adjourn the meeting. Please address this issue in the answer to the question entitled “If my shares are held in a brokerage account, or in ‘street name,’ will my broker vote my shares for me?”

Mr. Larry Greene
October 12, 2009

Response: We have revised this section in response to your comment to remove the statement regarding broker non-votes since the vote on the proposed merger will clearly not be a discretionary vote for which broker non-votes could be used.
Comment:
16.	Please be sure to file all additional soliciting materials, including any scripts used by the proxy solicitor, with the SEC.

Response: We confirm to the Staff that we will file all additional soliciting materials, including scripts used by a proxy solicitor with the SEC.
Summary
Reasons for the Proposed Merger
Comment:
17.	Please supplementally describe whether Patriot is currently paying dividends and whether it has any additional resources available to it for the payment of dividends.

Response: As noted in the sections of the proxy statement entitled, “Market Price and Dividend Information,” “Business of Patriot” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Patriot,” Patriot has not paid out any dividends during 2009 but, to the extent Patriot has distributable income, its Board of Directors may declare a dividend to its shareholders prior to the completion of the merger in order to maintain its status as a Regulated Investment Company, or RIC, which will be payable 10% in cash and 90% in stock.
Comment:
18.	We note that throughout the Form N-14, there is discussion of a “termination event” under Patriot’s Amended Securitization Facility. Please clarify whether such “termination event” is in fact a default under such agreement.

Response: We have revised the disclosure in the proxy statement/prospectus in response to your comment to clarify that the termination event under the Amended Securitization Facility is a default under such facility.
Comment:
19.	Please describe whether Prospect will be responsible for any future liabilities that may arise under Patriot’s Amended Securitization Facility.

Mr. Larry Greene
October 12, 2009

Response: As the surviving entity in the merger, Prospect will succeed to and assume all of the existing and future rights and obligations of Patriot, including any future liabilities that may arise under Patriot’s Amended Securitization Facility. Disclosure to this point is included on pages 6 and 65 of Amendment No. 1 to Form N-14. Specifically, the disclosure states, “If the merger is consummated, all the assets and liabilities of Patriot and Prospect immediately before the merger will become assets and liabilities of Prospect, as the surviving entity, immediately after the merger, and Patriot's wholly-owned subsidiary, Patriot Capital Funding LLC I, will become a direct wholly-owned subsidiary of Prospect following the merger.”
Risks Related to the Proposed Merger
Comment:
20.	There is currently disclosure in this section discussing the “implied” market value of the merger. Shareholders may not understand what “implied” means. Please clarify.

Response: We have included disclosure in the proxy statement/prospectus in response to your comment to clarify what is meant by “implied” market value. In short, “implied” market value refers to the value of the Prospect common stock that Patriot shareholders would receive if the merger took place on a given day, based on the market price of Prospect’s common stock on such date.
Conditions to the Merger
Comment:
21.	Please also list receipt of the tax opinion and receipt of payoff letters from Patriot’s lender as conditions to the closing of the merger.

Response: We have revised this section to include bullet points indicating that the receipt of a tax opinion and the receipt of payoff letters from Patriot’s lenders are conditions to the completion of the merger.
Comparative Fees and Expense Ratios
Comment:
22.	Please modify the title of the “Pro Forma Combined” column to the fee table so that shareholders are aware this column is referring to Prospect as the surviving entity following the merger.

Response: The requested amendment has been made.
Comment:
23.	Please use only one line item for the management fee and the incentive fee.

Response: We respectfully submit that the fee table is correct as currently laid out and that it conforms with the requirements of Form N-2. Specifically, we believe that Instruction 7 to Item 3 of Form N-2, which in discussing what to include in

Mr. Larry Greene
October 12, 2009

the “Management Fees” line item in the expense table states that “a business development company may use any appropriate expense categories and may include items that may not, for accounting purposes, be treated as expenses,” allows for Prospect and Patriot to have a separate line item for incentive fees.
Comment:
24.	Please supplementally confirm to us whether the fee table takes into account the cost of the merger and the payments to be made by Prospect to Patriot’s lenders.

Response: The fee table takes into account the cost of the merger and the payments to be made by Prospect to Patriot’s lenders.
Comments:
25.	Please add a footnote that describes why Patriot’s management fee and incentive fee are $0.

Response: We have included a footnote to the “Annual Expenses” table in response to your comment to indicate that, as an internally managed business development company, Patriot does not pay a management or incentive fee. Payments made in lieu of management and incentive fees are included under the line item entitled, “Other Expenses.”
Unaudited Pro Forma Per Share Data
Comment:
26.	We note that shareholders may be unfamiliar with the term “diluted” in the Patriot line items. As such, please add a footnote to the line items “Basic and diluted income from continuing operations per share” and “Basic and diluted income (loss) from continuing operations per share” describing for shareholders what is meant by the term “diluted.”

Response: We have deleted the terms “basic and diluted” from the line item “basic and diluted continuing income from operations” since there is no difference between the basic and diluted numbers.
Risk Factors
Risks Related to the Merger
Comment:
27.	Please supplementally explain whether the proposed merger has had any current effect on the stock price of Patriot.

Mr. Larry Greene
October 12, 2009

Response: As described in the Form N-14, each share of Patriot common stock will be exchanged for 0.3992 shares of Prospect common stock. This exchange ratio is generally fixed and not subject to adjustment (except that it will be adjusted for certain dividends that Patriot may declare prior to the closing). The price of Prospect’s common stock, however, is not fixed and changes from day to day. As a result, as the price of Prospect’s common stock changes, the value of the consideration to be paid to Patriot’s shareholders changes. Typically, a stock-for-stock merger with a stated exchange ratio results in the target company’s (i.e., Patriot’s) common stock trading at: (i) the product of the acquiring company’s (i.e., Prospect’s) common stock price and the exchange ratio, (ii) less a discount to reflect any perceived risks associated with the merger not closing and the time value of money. As conditions to the merger are satisfied and the time period to the expected closing date lessens, this discount generally narrows.
Comment:
28.	Please supplementally explain whether the receipt of the payoff letters from the Amended Securitization Facility lenders described in the Form N-14 is a condition to the merger closing. If it is not, please add disclosure to the cover page describing the risks related to not obtaining the payoff letters. If it is a condition, please add this condition to the summary section entitled “Conditions to the Merger.”

Response: We confirm that the receipt of payoff letters from the lenders under the Amended Securitization Facility is a condition to the closing of the merger. As noted in comment 21, we have added a bullet point to the Summary section where we include a discussion of “Conditions to the Merger” to disclose this requirement.
Comment:
29.	The third risk factor in this section discusses the dilutive effects the merger will have on Patriot shareholders. In addition, it mentions that Prospect may issue additional shares of common stock both prior to and after the merger, which will further dilute Patriot shareholders. Please supplement this risk factor by stating that Prospect may issue shares below net asset value and describe the dilutive effects such issuance will have on shareholders.

Response: The requested amendment has been made.
Comment:
30.	The fifth risk factor in this section discusses the termination fee that Patriot is required to pay Prospect upon termination of the merger agreement. However, it does not specify under what circumstances the termination fee is required to be

Mr. Larry Greene
October 12, 2009

paid. Please ensure that the Form N-14 contains disclosure describing the instances in which the termination fee is required to be paid.

Response: In response to your comment, we have included a cross-reference to the section entitled, “Termination of the Merger Agreement” that discusses, in detail, the circumstances under which Patriot is required to pay a termination fee if it terminates the merger agreement.
Risks Related to Prospect
Comment:
31.	The risk factors related to Prospect mention Prospect’s revolving credit facility, but do not describe the terms of this credit facility. Please ensure that the Form N-14 contains disclosure adequately describing Prospect’s credit facility.

Response: Prospect believes that the terms of its credit facility are described in sufficient detail in the section of the Form N-14 entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prospect” and in the footnotes to its financial statements.
Comment:
32.	Please supplement the first risk factor on page 28 discussing Prospect’s payment of a dividend in its own stock. Specifically, please add disclosure that shareholders may be subject to transaction fees with respect to the sales of any share of stock received as a dividend.

Response: The requested amendment has been made.
Comment:
33.	The first risk factor on page 29 discusses the ability of Prospect to securitize its future loans. Please confirm that any such securitization has not yet occurred and that this language is included to provide the flexibility to do so in the future.

Response: No such securitization has occurred. This disclosure is boilerplate and is included to alert shareholders to the fact that Prospect has the ability to do so in the future.
Comment:
34.	The second risk factor on page 30 discusses the ability of Prospect to issue shares below net asset value and the dilutive effects that such sales have on shareholders. Please supplement this disclosure to discuss any potential benefits Prospect’s investment advisor may receive as a result of Prospect issuing shares below net asset value.

Mr. Larry Greene
October 12, 2009

Response: The requested amendment has been made.
Comment:
35.	The last risk factor on page 35 discusses risks related to investments in foreign securities. Please consider adding risk factors associated with investing in emerging market countries, if applicable.

Response: We respectfully submit that including a risk factor concerning investments in emerging market countries is unnecessary given that Prospect has no current intention of investing in any such securities.
Comment:
36.	The last risk factor in this section discusses the Maryland Control Share Acquisition Act. In particular, it contains disclosure that Prospect’s bylaws contain a provision exempting Prospect from the Maryland Control Share Acquisition Act, but that Prospect’s Board of Directors can choose to amend or eliminate this provision. Please modify the last paragraph in this risk factor to include a statement that prior to amending or eliminating this provision Prospect will notify the Division of Investment Management at the SEC.

Response: The requested amendment has been made.
The Merger Proposal
Comment:
37.	This section states that Patriot shareholders will receive cash in lieu of fractional shares if the merger is approved. Please supplementally describe how shareholders with multiple accounts will be treated, e.g., will each account be treated separately?

Response: Patriot shareholders who have multiple accounts that hold shares of Patriot common stock will not be able to combine their holdings and will instead receive cash in lieu of fractional shares in each account that holds Patriot shares.
Other Matters
Comment:
38.	Please provide the deadline for the submission of shareholder proposals to be presented at Patriot’s special meeting of shareholders, other than shareholder proposals submitted pursuant to the SEC’s Rule 14a-8.

Response: We have revised the disclosure under “Other Matters” to disclose that, pursuant to Delaware Law and Patriot’s Bylaws, only the matters stated in the Notice of Special Meeting will be presented for action at the special meeting. If the merger is not completed and Patriot holds a 2010 annual meeting of shareholders, it will provide notice of the date shareholder proposals would be due.

Mr. Larry Greene
October 12, 2009

Proxy Card
Comment:
39.	Please modify the proxy card so that no text appears in all caps.

Response: We have revised the proxy card in response to your comment.
Comment:
40.	Please ensure that the preliminary merger proxy statement included in the Form N-14 contains a proposal relating to item no. 2 on the proxy card.

Response: In response to your comment, we have included a discussion related to the proposal relating to item No. 2 on the proxy card.
* * * * *

Mr. Larry Greene
October 12, 2009

     If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at 212-735-2790, Harry S. Pangas of Sutherland Asbill & Brennan LLP at (202) 383-0805 or Steven Boehm of Sutherland Asbill & Brennan LLP at (202) 383-0176.

Sincerely,
/s/ Richard T. Prins
Richard T. Prins